Exhibit A


VIA FACSIMILE

August 22, 2001

Chris C. Gagas
Chairman
Pathfinder Bancorp, Inc.
214 West First Street
Oswego, NY  13126

Dear Chris:

	I was very surprised by the decision of Pathfinder Bancorp, Inc.'s Board of Directors to summarily reject Fulton Savings Bank's offer to purchase all of Pathfinder's common stock. I do not believe that this decision is in the best interest of Pathfinder's shareholders and I strongly urge the Board of Directors to reconsider its decision.

	In my opinion, this offer is absolutely great! Fulton Savings' offer represents a significant premium over the present market value of Pathfinder's common stock. I believe that it is extremely unlikely that Pathfinder will receive an offer like this anytime in the near future considering the fact that the earnings last year were $.14 per share and the return on equity was 1.79%.

	I also believe that the combination of the two banks will result in greater efficiencies that will benefit the community, the employees, and the depositors of Pathfinder.

	Time is of the essence with respect to this offer since it expires on August 27, 2001. If the Board of Directors of Pathfinder does not enter into meaningful negotiations with Fulton Savings before this offer expires, I will have no recourse except to take further action that I deem necessary to protect Jewelcor's investment in Pathfinder. I also intend to communicate with other shareholders of Pathfinder regarding this matter.

	Again, I would request that you forward a copy of this letter to all of the directors of Pathfinder.

	Please be guided accordingly.


						Sincerely,



 						Seymour Holtzman